[Letterhead of First South Bancorp, Inc.]

Via EDGAR Correspondence and U.S. Mail

June 13, 2014

Mr. Gus Rodriguez

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	First South Bancorp, Inc.

Form 10-K for Fiscal Period Ended December 31, 2013

Filed March 26, 2014

File No. 000-22219

Dear Mr. Rodriguez:

This letter responds to the comments of the Staff of the United States Securities and Exchange Commission in a letter dated June 11, 2014, concerning First South Bancorp Inc.’s (the “Company”) Form 10-K for the fiscal period ended December 31, 2013, as filed on March 26, 2014.

For your convenience, we have repeated your comment immediately prior to the Company’s response.

Form 10-K filed for the Period ended December 31, 2013

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 2. Investment Securities, page 69

Comment 1. You have investments of over $45 million in municipal securities that comprise 61% of your shareholders’ equity at December 31, 2013. Please provide us proposed revised disclosure to be included in future periodic reports that:

•	disclose the nature and primary revenue sources for your special revenue bonds;
•	disclose any concentrations in state, municipal and political subdivision bonds;
•	disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Response: The Company will expand our disclosure in future periodic filings to disclose (a) the amortized cost and fair of investments in general obligation and special revenue bonds categorized by state, municipality and political subdivision; (b) the nature and primary revenue sources for special revenue bonds; (c) any concentrations in state, municipal and political subdivision bonds; and (d) our procedures for evaluating investments in states, municipalities and political subdivisions and how we factor in the credit ratings of these securities in our investment analysis.

United States Securities and Exchange Commission

June 13, 2014

Comment 2. You classify dividends received by the parent company as cash flows from investing activities. Please tell us why you classified these cash inflows to the parent company as investing cash flows as opposed to operating cash flows. Please refer to ASC 230-10-45-16 (b) for specific guidance on how to classify dividends received on a statement of cash flows.

Response: Classifying dividends received by the parent company as cash flows from investing activities as opposed to operating cash flows was an administrative oversight. In all future periodic reports, we will classify any dividends received by the parent company as cash flows from operating activities, pursuant to ASC 230-10-45-16 (b).

In responding to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in reviewing of our responses. Please feel free to contact Bill Wall (SVP-Financial Reporting) via email at bill.wall@firstsouthnc.com and direct at (252) 940-5017; or me via email at scott.mclean@firstsouthnc.com and direct at (252) 940-5016; if you need further assistance, or have additional questions or comments.

Sincerely,

/s/ Scott C. McLean

Scott C. McLean
Executive Vice President and
Chief Financial Officer

Copy:	Mr. Bruce W. Elder, President and Chief Executive Officer

Mr. Todd H. Eveson, Wyrick Robbins Yates & Ponton LLP

Mr. Chris Lookabill, Turlington and Company, L.L.P.

Exhibit A

At December 31, 2014, the Company’s investment securities portfolio included xx taxable and tax-exempt debt instruments issued by various U.S. states, counties, cities, municipalities and school districts. The following table is a summary, by U.S. state, of the Company’s investment in the obligations of state and political subdivisions (dollars in thousands):

December 31, 2014
	Amortized Cost	Fair Value
Obligations of state and political subdivisions:
General obligation bonds:
Texas	$-	$-
Pennsylvania	-	-
North Carolina	-	-
South Carolina	-	-
Illinois	-	-
New York	-	-
Other (xx states)	-	-
Total general obligation bonds:	-	-
Revenue bonds:
North Carolina	-	-
New York	-	-
Texas	-	-
Other (xx states)	-	-
Total revenue bonds:	-	-
Total obligations of state and political subdivisions	$-	$-

The largest exposure we have in general obligation bonds was xx bonds issued by ___ with a total amortized cost basis of $xx.x million and total fair value of $xx.x million at December 31, 2014. Of this total, $xx.x million in amortized cost and $xx.x million in fair value are guaranteed by ____.

The revenue sources related to the Company’s investment in revenue bonds are summarized in the following table (dollars in thousands):

December 31, 2014
	Amortized Cost	Fair Value
Revenue bonds by revenue source:
Water and sewer	$-	$-
College and university	-	-
Schools	-	-
Public Improvements	-	-
Health, hospitality and nursing home	-	-
Power and electricity	-	-
Lease (abatement)	-	-
Other	-	-
Total revenue bonds:	$-	$-

The largest single exposure we have in revenue bonds is xx bonds issued by the ___ to be repaid by future pledged revenues generated from ___, with a total amortized cost of $x.x million and total fair value of $x.x million at December 31, 2014.

Prior to purchasing any security the Bank ensures that the security is ‘investment grade.’ For a security to be investment grade it must: (1) have a low risk of default by the obligor, and (2) expect the full and timely repayment of principal and interest over the expected life. Under Dodd-Frank, certain investments are deemed investment grade. These include: US Treasury securities, Federal Agency securities, Revenue Bonds (as long as the Bank is “well-capitalized”), and Unlimited-Tax General Obligation Municipals. Other securities undergo a pre-purchase analysis to ensure they are investment grade.

To determine if a security is investment grade, if available, management utilizes the ratings of the Nationally Recognized Statistical Rating Organizations (NRSRO). However, they are not the sole basis of determining if a security is investment grade. In addition, on a pre-purchase basis, at least one of the following items pertaining to the obligor is acquired and reviewed as part of the Bank’s internal credit analysis:

•	Data from debt offerings Prospectus / Offering Circular

•	Data from regulatory filings (i.e. 10-Q, 10-K, 8-K)

•	Data available from the obligor’s website (i.e. Annual Reports, Press Releases)

•	Data obtained from a third party (i.e. Bond Broker, Analyst)

•	NRSRO report on the initial offering and/or subsequent reviews of the issuer

•	Other pertinent available financial information

There have been no instances where the NRSRO’s credit rating has significantly differed from that of internal analysis performed. See Note x to Consolidated Financial Statements for additional disclosure information.